Siana E. Lowrey +1 415 693 2150 slowrey@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

November 1, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	Stitch Fix, Inc.

Registration Statement on Form S-1

Filed October 19, 2017

File No. 333-221014

Dear Ms. Ransom:

On behalf of Stitch Fix, Inc. (“Stitch Fix” or the “Company”), we are supplementally filing this letter and the enclosed material to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Company’s Registration Statement on Form S-1 that was previously filed on October 19, 2017 (the “Registration Statement”).

Please find enclosed the proposed disclosure of the Company’s estimated results for the quarter ended October 28, 2017, which presents ranges of the Company’s expected net revenue, net income, Adjusted EBITDA (including a reconciliation of net income to Adjusted EDITDA) and Active Clients. The Company is considering disclosing this information in an amendment to the Registration Statement on page 5 of the prospectus under the heading, “Prospectus Summary.”

*            *             *

Please contact me at (415) 693-2150 or David Peinsipp of Cooley LLP at (415) 693-2177 with any questions or further comments regarding these enclosures.

Sincerely,

/s/ Siana E. Lowrey

Siana E. Lowrey

Enclosures

cc:	David Peinsipp, Cooley LLP

Jodie Bourdet, Cooley LLP

Cooley LLP  101 California Street  5th Floor  San Francisco,  CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222  cooley.com

Recent Developments

Set forth below are preliminary estimates of selected unaudited financial and other results for the three months ended October 28, 2017. Our consolidated financial statements for the three months ended October 28, 2017 are not yet available. The following information reflects our preliminary estimates with respect to such results based on currently available information and is subject to change. These preliminary estimates are forward-looking statements. We have provided ranges, rather than specific amounts, for the preliminary estimates of the financial results described below primarily because our financial closing procedures for the three months ended October 28, 2017 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates.

	Quarter Ended
	October 28, 2017		October 29, 2016
	(unaudited)
(in thousands)	Low	High
Net revenue	$	$	$236,004
Net income			13,243

Other Financial and Operating Data
Adjusted EBITDA	$	$	$27,989
Active Clients (as of period end)			1,847

•

For the three months ended October 28, 2017, we expect to report $[        ] – $[        ] million of revenue, representing growth of [    ]% – [    ]% over the three months ended October 29, 2016. Revenue growth was driven primarily by an increase in active clients, which drove increased sale of merchandise.

•

For the three months ended October 28, 2017, we expect to report net income of $[        ] – $[        ] million, representing a decline of [    ]% – [    ]% versus the three months ended October 29, 2016. This expected lower net income is the result of an increase in marketing spend as we expanded our television, online and radio advertising initiatives and increased compensation and benefits costs as we increased our headcount. As the revaluation of our stock warrants is dependent upon the final price of this offering, our net income expectations do not include any estimated revaluation impact.

•

For the three months ended October 28, 2017, we expect to report Adjusted EBITDA of $[        ] – $[        ] million, representing a decline of [    ]% – [    ]% over the three months ended October 29, 2016. Adjusted EBITDA is a non-generally accepted accounting principle metric. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for information regarding our use of adjusted EBITDA and below for a reconciliation of adjusted EBITDA to net income for the ranges presented above for the three months ended October 28, 2017 and the actual results for the three months ended October 29, 2016.

•

As of October 28, 2017, we had [                    ] active clients, representing growth of [    ]% over the 1,847,000 active clients we had as of October 29, 2016. We believe that the increase in our active clients is driven by to our investments in marketing.

The following table reconciles expected net income to adjusted EBITDA for the three months ended October 28, 2017 and reconciles actual net income to adjusted EBITDA for the three months ended October 29, 2016 and is unaudited:

	Quarter Ended
	October 28, 2017		October 29, 2016
	(unaudited)
(in thousands)	Low	High
Net income	$	$	$13,243
Add (deduct):
Other (income) expense, net			(7)
Provision for income taxes			11,789
Depreciation and amortization			1,461
Remeasurement of preferred stock warrant liability			1,503
Compensation expense related to certain stock sales by current and former employees			—

Adjusted EBITDA	$	$	$27,989

The data presented above reflects our preliminary estimates based solely upon information available to us as of the date of this prospectus and is not a comprehensive statement of our financial or other results as of or for the three months ended October 28, 2017. This data has been prepared by, and is the responsibility of, our management. Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed or performed procedures with respect to this data. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. We currently expect that our final results will be consistent with the estimates set forth above, but such estimates are preliminary and our final results could differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time such unaudited interim consolidated financial statements for the three months ended October 28, 2017 are issued. For example, during the course of the preparation of the consolidated financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial information presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”